UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Fidelis Insurance Holdings Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G3398L118

 (CUSIP Number)

December 31, 2023

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G3398L118

13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a): ☐ (b): ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 0
	6	Shared Voting Power 17,014,423 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 17,014,423 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,014,423 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 14.4%
12	Type of Reporting Person CO
(1)	This total represents the 17,014,423 Common Shares, par value $0.01 per share (“Common Shares”) of Fidelis Insurance Holdings Limited (the “Issuer”) that are beneficially owned by Crestview Partners III GP, L.P., Crestview Partners IV GP, L.P. Crestview FIHL Holdings, L.P. (“Crestview FIHL Holdings”), Crestview FIHL TE Holdings, Ltd. (“Crestview FIHL TE”), Crestview IV FIHL Holdings, L.P. (“Crestview IV FIHL”), Crestview IV FIHL TE Holdings, LLC (“Crestview IV FIHL TE”) and Crestview, L.L.C. (“Crestview LLC”) and may be deemed to be beneficially owned by the Reporting Person.

CUSIP No. G3398L118

13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Partners III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a): ☐ (b): ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 0
	6	Shared Voting Power 11,493,953 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,493,953 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,493,953 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.75%
12	Type of Reporting Person PN
(1)	This total represents the 11,493,953 Common Shares of the Issuer that are beneficially owned by Crestview Partners III GP, L.P., Crestview FIHL Holdings and Crestview FIHL TE and may be deemed to be beneficially owned by the Reporting Person.

CUSIP No. G3398L118

13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview FIHL Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a): ☐ (b): ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 0
	6	Shared Voting Power 10,953,545
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,953,545
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,953,545
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.29%
12	Type of Reporting Person PN

CUSIP No. G3398L118

13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview FIHL TE Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a): ☐ (b): ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 0
	6	Shared Voting Power 540,408
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 540,408
9	Aggregate Amount Beneficially Owned by Each Reporting Person 540,408
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.5%
12	Type of Reporting Person CO

CUSIP No. G3398L118

13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Partners IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a): ☐ (b): ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 0
	6	Shared Voting Power 5,520,470 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,520,470 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,520,470 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.68%
12	Type of Reporting Person PN
(1)	This total represents the 5,520,470 Common Shares of the Issuer that are beneficially owned by Crestview Partners IV GP, L.P., Crestview IV FIHL Holdings, L.P. (“Crestview IV FIHL Holdings”) and Crestview IV FIHL TE Holdings, Ltd. (“Crestview IV FIHL TE”) and may be deemed to be beneficially owned by the Reporting Person.

CUSIP No. G3398L118

13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview IV FIHL Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a): ☐ (b): ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 0
	6	Shared Voting Power 5,325,263
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,325,263
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,325,263
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.52%
12	Type of Reporting Person PN

CUSIP No. G3398L118

13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview IV FIHL TE Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a): ☐ (b): ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 0
	6	Shared Voting Power 195,207
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 195,207
9	Aggregate Amount Beneficially Owned by Each Reporting Person 195,207
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.2%
12	Type of Reporting Person CO

Item	1.

(a)       Name of Issuer

Fidelis Insurance Holdings Limited, a Bermuda limited company.

(b)       Address of Issuer’s Principal Executive Offices

Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM08.

Item	2.

(a)       Name of Person Filing

See Item 2(b) below.

(b)       Address of Principal Business Office or, if none, Residence

(1)	Crestview, L.L.C. c/o Crestview Partners 590 Madison Avenue, 42nd Floor New York, NY 10022

(2)	Crestview Partners III GP, L.P. c/o Crestview Partners 590 Madison Avenue, 42nd Floor New York, NY 10022

(3)	Crestview FIHL Holdings, L.P. c/o Crestview Partners 590 Madison Avenue, 42nd Floor New York, NY 10022

(4)	Crestview FIHL TE Holdings, Ltd. c/o Crestview Partners 590 Madison Avenue, 42nd Floor New York, NY 10022

(5)	Crestview Partners IV GP, L.P. c/o Crestview Partners 590 Madison Avenue, 42nd Floor New York, NY 10022

(6)	Crestview IV FIHL Holdings, L.P. c/o Crestview Partners 590 Madison Avenue, 42nd Floor New York, NY 10022

(7)	Crestview IV FIHL TE Holdings, LLC c/o Crestview Partners 590 Madison Avenue, 42nd Floor New York, NY 10022

(c)    Citizenship

See item 4 on Cover Pages to this Schedule 13G.

(d)    Title of Class of Securities

Common Shares, par value $0.01 per share

(e)    CUSIP Number

G3398L118

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)    Amount beneficially owned:

Crestview, L.L.C. may be deemed to have beneficial ownership of the 11,493,953 Common Shares beneficially owned by Crestview Partners III GP, L.P. and the 5,520,470 Common Shares beneficially owned by Crestview Partners IV GP, L.P.

Crestview Partners III GP, L.P. is the general partner of investment funds that own Crestview FIHL Holdings, L.P. and Crestview FIHL TE Holdings, Ltd. Crestview Partners III GP, L.P. and such investment funds may be deemed to have beneficial ownership of the 10,953,545 Common Shares directly owned by Crestview FIHL Holdings, L.P. and 540,408 Common Shares directly owned by Crestview FIHL TE Holdings, Ltd.

Crestview Partners IV GP, L.P. is the general partner of investment funds that own Crestview IV FIHL Holdings, L.P. and Crestview IV FIHL TE Holdings, LLC. Crestview Partners IV GP, L.P. and such investment funds may be deemed to have beneficial ownership of the 5,325,263 Common Shares directly owned by Crestview IV FIHL Holdings, L.P. and 195,207 Common Shares directly owned by Crestview IV FIHL TE Holdings, LLC.

Crestview, L.L.C. is the general partner of Crestview Partners III GP, L.P. and Crestview Partners IV GP, L.P.

Daniel Kilpatrick is a member of the Issuer’s board of directors. Mr. Kilpatrick is a partner of Crestview, L.L.C. and Crestview Advisors, L.L.C., which provides investment advisory and management services to the investment funds referred to above.

Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.

(b)    Percent of class:

See item 11 on Cover Pages to this Schedule 13G. The percentage herein is based on 117,914,754 Common Shares outstanding as of September 30, 2023, as reported in the Issuer’s Form 6-K filed November 20, 2023.

(c)    Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote

See item 5 on Cover Pages to this Schedule 13G.

(ii)       Shared power to vote or to direct the vote

See item 6 on Cover Pages to this Schedule 13G.

(iii)       Sole power to dispose or to direct the disposition of

See item 7 on Cover Pages to this Schedule 13G.

(iv)       Shared power to dispose or to direct the disposition of

See item 8 on Cover Pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

CRESTVIEW, L.L.C.

By: /s/Ross A. Oliver

Name: Ross A. Oliver

Title: General Counsel

CRESTVIEW PARTNERS III GP, L.P.

By: Crestview, L.L.C., its general partner

By: /s/Ross A. Oliver

Name: Ross A. Oliver

Title: General Counsel

CRESTVIEW FIHL HOLDINGS, L.P.

By: Crestview FIHL GP, Ltd., its general partner

By: /s/Ross A. Oliver

Name: Ross A. Oliver

Title: General Counsel

CRESTVIEW FIHL TE HOLDINGS, LTD.

By: /s/Ross A. Oliver

Name: Ross A. Oliver

Title: General Counsel

CRESTVIEW PARTNERS IV GP, L.P.

By: Crestview, L.L.C., its general partner

By: /s/Ross A. Oliver

Name: Ross A. Oliver

Title: General Counsel

CRESTVIEW IV FIHL HOLDINGS, L.P.

By: Crestview IV FIHL Holdings GP, LLC, its general partner

By: /s/Ross A. Oliver

Name: Ross A. Oliver

Title: General Counsel

CRESTVIEW IV FIHL TE HOLDINGS, LLC

By: /s/Ross A. Oliver

Name: Ross A. Oliver

Title: General Counsel